February 11, 2008

David Smail, Esq.
Morgans Hotel Group Co.
475 Tenth Avenue
New York, New York 10018

> **Re: Hard Rock Hotel Holdings, LLC**
> **Form 10-12G**
> **File No. 000-52992**
> **Filed February 1, 2008**

Dear Mr. Smail:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Hotel, page 8

1.   We note your response to comment 4. With respect to your average occupancy rate, please include a statement in your filing affirming that you do not know the number of occupied rooms that are provided on a complimentary basis and that acquiring such information would require unreasonable effort or expense. Refer to Rule 12b-21 of the Securities Exchange Act of 1934.

2.   We note your response to our prior comment four. Please tell us and expand the disclosure to define how daily lodging revenue is calculated; within your response, please tell us how lodging revenue is derived from the financial statements.

Results of Operations, page 47

3.   We note your response to our prior comment 14. We continue to note amounts in the narrative discussion of your results of operation that do not seem to be consistent with the amounts presented on your financial statements, specifically casino expenses and net income for the year ended December 31, 2006 on pages 53 and 54, respectively. Please review your results of operations for any other inconsistencies. Please revise your filing for consistency and to the extent necessary, update your explanations of the increases or decreases between periods.

Annual Incentive Compensation, page 71

4.   We note your response to comment 22. Please include the specific amounts for your performance targets and results in your analysis in the second paragraph.

Equity Grants, page 74

5.   We note that in addition to the bonus Mr. Kwasniewski received restricted stock and options. Please disclose how the amount of equity grants was determined.

Financial Statements for Hard Rock Hotel Holdings, LLC as of and for the period ending September 30, 2007, page F-29

6.   Please be reminded that your financial statements will go stale on February 14, 2007.

                                        *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Byron Cooper at (202) 551-3573, or me at (202) 551-3852, with any questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Thomas C. Sadler, Esq. (*via fax*)